As filed with the Securities and Exchange Commission on June 10, 1998
                                                  Registration No. ________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

                           FORM 10-SB

      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         LIL MARC, INC.
         (Name of Small Business Issuer in its charter)


          Nevada                             84-1417774
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


         149 East 900 South, Salt Lake City, Utah 84111
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (801) 322-0253


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

             Common Stock, par value $.01 per share
                        (Title of Class)

                         LIL MARC, INC.

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                           PAGE
                                  PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .           3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .           8

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          11

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          11

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          12

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          14

ITEM 7.   Certain Relationships and Related Transactions . . . . .          14

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          15

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          16

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          19

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          19

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          19

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          20

                                 PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          21
                                 PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .         S-1

ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . .         S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .         S-2

                            FORM 10-SB

                                  PART I

     Except as otherwise indicated, the information in this Registration Statement reflects the two (2) shares for (1) share forward stock split of the Common Stock on September 4, 1997.

          ITEM  1.  Description of Business

     LiL Marc, Inc. (the "Company") is a development stage company primarily engaged in developing, manufacturing and marketing the "LiL Marc," a plastic porcelain toilet training device for young boys. The Company was incorporated under the laws of the State of Nevada on April 22, 1997, is a start-up enterprise in the baby products industry, has had no significant business operations, and is considered a development stage company.

     On November 10, 1997, the Company acquired the U.S. patent rights to the "Training Urinal" (U.S. Patent Number 318,325), issued July 16, 1991, the trade name "LiL Marc," and the right to manufacture the product. The Company has submitted the Patent Assignment to the United States Patent Office in Washington, D.C. to be recorded. In connection with the assignment of the patent, the Company paid to James Curt McKiney, the inventor, the sum of $30,000 and agreed to pay to the inventor an ongoing royalty of $0.25 per urinal sold, due each year on March 31 beginning in 1998. As of the date hereof, no royalty has been paid to the inventor.

     On November 30, 1997, the Company completed an offering of its Common Stock pursuant to the provisions of Regulation D, Rule 504 of the Securities Act of 1934, as amended (the "Act"). Under the offering, the Company sold 540,000 shares of its Common Stock and realized gross proceeds of $54,000. A portion of the funds from the offering were used to complete the acquisition from the inventor of the U.S. patent rights to the "Training Urinal" and the trade name "LiL Marc".

Product

     The LiL Marc Training Urinal (the "LiL Marc") is a simple to use plastic urinal used in the bathroom ("potty") training of young boys. The LiL Marc is constructed from high quality, recyclable, high density, white polyethylene plastic and looks like the full-sized urinals found in public restrooms, only on a smaller scale designed for a young boy. It is intended to assist in the training of daytime bladder control of young boys By using the LiL Marc, a male child can be potty trained standing up like a little boy, instead of being trained "sit down" fashion like a little girl.

     The LiL Marc is marketed as a "stand alone" unit with a removable support to stand the unit at the proper height for young boys. It can be easily transported to another room or used when traveling. The LiL Marc may also be attached to a wall or door using the mounting bracket and screws, both provided with the unit. The mounting bracket holds the unit securely and slides off easily to empty and clean with any detergent or bathroom cleaner. The LiL Marc features a built-in pour spout that makes it easy to empty and clean. The LiL Marc is a one-time purchase and does not need any other supplies. It is designed so that young boys of all sizes can comfortably stand while facing the unit. It has a height of 24 inches and a width of just over 10 inches.

Production

     With the acquisition of the patent rights to the LiL Marc, the Company also acquired the production air mold and rotational mold used to manufacture the training unit and its stand. The molds are located at the Flambeau Corporation "Flambeau"), a production facility located in Ontario, California. Using the air mold the Company has the ability to produce large or small orders and, during test marketing by the inventor, the air mold produced over 3,000 units with a high quality finish. The Company has an arrangement with Flambeau whereby Flambeau will use the air mold to manufacture the LiL Marc for a specified production price. The Company will use sub-contractors to manufacture the stands.

     Cost of production, based on a projected 5,000 LiL Marcs manufactured, is $5.72 per urinal and $2.00 per stand. Due to the size and shape of the LiL Marc, packaging and shipping initially required a special order box. However, the Company has developed a "shrink wrap" package which will cost approximately $1.50 per unit. This brings the total manufacturing and packaging cost to approximately $9.22 per finished LiL Marc, with a suggested retail price of $29.95.

Marketing

     Products such as the LiL Marc are typically marketed through retail outlets and by mail order. A manufacturer usually works through major wholesalers and distributors to get its products into retail outlets. The Company will attempt to sell the LiL Marc directly to retail outlets as well as to distributors. The Company has made preliminary contacts with several distributors and retail outlets although no agreements have been reached for the marketing of the LiL Marc.

     Initially, the Company plans to attend and display its product at key trade shows for the baby/infant industry at which major retail outlets are represented. In the United States there are generally between three to five major trade shows for baby products held annually, with the largest being in Dallas, Texas. The Company presently plans to attend the JPMA National Trade Show in Dallas to be held in August 1998.

     The Company is also exploring the possibility of using mail order marketing and advertising in major parenting magazines and in baby home and child care retail catalogs. The Company intends to manage this type of marketing with orders going directly to the customer. However, the Company's ability to engage in this sort of marketing will be limited due to limited capital. Management intends to delay mail order marketing until the Company can raise additional funds, although there can be no assurance that the Company will be successful in securing new and additional funding.

     The Company has the benefit of the limited prior test marketing performed by the inventor of LiL Marc, including pricing information, product layout suggestions, and some mail order product introduction. The inventor arranged for the LiL Marc, on a limited scale, to be advertised in the 1993 July and August editions of Parenting magazine and in Twins magazine the 1993 May/June edition featuring the product in color and black and white ads in dimensions ranging from 4" and 5" (inch) adds offering the product for sale at prices between $19.95 and $24.95. The inventor also arranged for the product to be advertised in a 4.25" by 2.5"
(inch) add in the 1994 spring issue of One Step, a baby care mail order catalog at a featured price of $19.95. In reliance upon the best information available to the Company as provided by the inventor, approximately 3,500 units were sold, primarily during the period from 1992 through 1994.

Competition

     Presently, there are several companies marketing products similar to the LiL Marc. Most of these companies are larger than the Company with longer histories of operation and greater financial and personnel resources. Also, most of these competitors have established some market share in the same market in which the Company will be competing. The ability of the Company to penetrate these markets will depend on many factors including, but not limited to, its ability to obtain sufficient capital to enhance and broaden its marketing of its products, to develop new and improved products, to obtain and retain necessary management and advisory personnel, and the establishment of a comprehensive marketing plan.

     Management is not aware of another product on the market that, like the LiL Marc, is designed solely for bladder training of little boys. The principal competition to the LiL Marc is a wide variety of standard potty trainers designed for either little boys or girls. These trainers are available in a wide variety of sizes and color and are able to stand alone or attach to the toilet basin.

Research and Development

     The Company has not allocated funds for conducting research and development activities to develop new products or technology. Currently, management does not anticipate that funds will be allocated for primary research in the immediate future. Development activities routinely conducted by the Company will consist of improvements to existing products and developing new or alternative products. In the future, the Company intends to investigate and ultimately develop, market and manufacture baby products complementary to its existing LiL Marc product. However, no new products will be explored until such time as the Company is realizing revenues from the sale of the LiL Marc and the Company has sufficient capital reserves to commence such a venture.

Patents and Trademarks

     The inventor of the LiL Marc applied for and on July 16, 1991 was granted a patent relating to the "LiL Marc Training Urinal" (U.S. Patent Number 318,325). The rights to the patent, the trade name "LiL Marc" and the right to manufacture the product were subsequently assigned by the inventor to the Company in November 1997. The Company has submitted the Patent Assignment to the United States Patent Office in Washington, D.C. to be recorded. In connection with the assignment of the patent, the Company paid to James Curt McKiney, the inventor, the sum of $30,000 and agreed to pay an ongoing royalty to the inventor of $0.25 per urinal sold, due each year on March 31 beginning in 1998. As of the date hereof, no royalty has been paid to the inventor. The Company anticipates filing additional patent applications in the future if new and/or improved products are developed.

     There can be no assurance that any future patent applications will result in patents being issued or that the Company's existing patent, or any new patents, if issued, will afford the Company any meaningful protection from competitors developing and marketing products competitive with those of the Company. Also, there can be no assurance that the Company will have the financial resources necessary to enforce any patent rights it may hold. Although the Company is not aware of any claim that it infringes or will infringe any existing patent, in the event that in the future the Company is unsuccessful against such a claim, it may be required to obtain licenses to such patents or to other patents or proprietary technology in order to develop, manufacture or market its products. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

Employees

     Presently, the Company has no full-time employees. It is anticipated that the Company's President, George I. Norman III, will devote approximately 20 to 25 hours per week to the Company's business. If the Company begins to generate revenues, its Secretary / Treasurer, Laurie Norman, will devote approximately 10 to 15 hours a week primarily as the Company's office manager. Both persons are prepared to increase the time they devote to the Company should such a need arise. Management intends to hire additional employees only as needed and as funds are available. In such cases, compensation to management will be consistent with prevailing wages for the services rendered. It is not anticipated that the Company will have to increase payroll expenditures until such time as monthly sales exceed 500 units per month. The Company does not anticipate in the immediate future to offer any employee a bonus, profit sharing or deferred compensation plan nor are there any employment contract with any director or employee. Management intends to hire additional qualified personnel as business conditions warrant. In addition to full-time employees, the Company may use the services of certain outside consultants and advisors as needed on a contract basis.

Facilities

     The Company's principal place of business and corporate offices are located at the current business office of its President at 149 East 900 South, Salt Lake City, Utah 84111. The facilities consist of approximately 640 square feet of office space and will be leased from Mr. Norman at the rate of $450 per month. The Company believes that its current facilities are adequate for the immediate futures.

     Presently, the Company is not paying rent to Mr. Norman, rather the rent is being accrued to be paid at a time when the Company has sufficient capital to cover such expenses. Mr. Norman has agreed to accrue the rent payments beginning May 1, 1998, and will subsequently accept payment in either cash or in shares of the Company's Common Stock.

Litigation

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

 ITEM 2.  Management's Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Overview

     The Company began operations in 1997 by negotiating for and subsequently acquiring the U.S. patent rights to the LiL Marc Training Urinal, the trade name "LiL Marc" and the right to manufacture the product. Although the Company has not realized revenues as of the date hereof, management anticipates sales to begin in the third or fourth quarter of 1998.

     The Company's current capital was provided by the sale of its Common Stock in 1997. Management believes that the Company's cash requirements can be satisfied with existing capital for approximately the next six months. It is anticipated that this capital will be used to finalize development of the LiL Marc and the packaging of the product, preliminary marketing activities and general business operating expenses. Management anticipates that the Company will likely require further capital of approximately $200,000 within the next six to twelve months in order to properly facilitate production and distribution channels. This additional capital is expected to come from sales of the LiL Marc, however, if initial marketing is delayed or revenues are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding.

     In the event outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placement of its securities and/or a public offering. If the Company experiences a substantial delay in marketing the LiL Marc and is unable to secure financing from the sale of its securities or from private lenders, the continuation of the Company as a going concern would be seriously jeopardized.

     Most of the research and development of the LiL Marc has been completed. Management does not intend to consider new products until such time as revenues are realized from the sale of the LiL Marc and the Company has sufficient capital to commence such a venture. However, the Company is exploring the possibility of producing the LiL Marc in various colors in addition to the current porcelain white and adding plastic chrome attachments to highlight appearance. The Company is also considering the addition of complementary accessories such as (a) LiL Marc floor mat for the user to stand on, (b) LiL Marc "sticky tabs" as goal rewards for the user, and (c) LIL Marc dye tablets that change color as the urinal is used. Management believes that the above innovations could be implemented with minimal capital expenditures and with little or no research and development. None of these variations have been incorporated into the product as of the date hereof. Presently the Company is concentrating on the packaging of the LiL Marc, which will be in a shrink-wrap design.

     The Company does not anticipate making any significant capital expenditures on plant facilities or equipment. The LiL Marc and stand will be manufactured by sub-contractors and packaged by an independent packaging company. There are no current plans for the Company to become engaged in the manufacturing and packaging of any of its products.

     The Company currently has an inventory of approximately 3,000 LiL Marc units that were acquired from the inventor. As the Company begins to realize sales, it intends to commence production of approximately 5,000 additional units. The Company intends to market the LiL Marc direct to retailers, focusing on specialty baby store chains, some of which also have mail order programs. Advertising, other than package layout, will be minimal initially, and will increase as additional funds become available.

     Management does not anticipate hiring additional employees until warranted by sales of the LiL Marc and is dependent on the Company having sufficient capital. The Company's two directors will perform most of the duties associated with final development of the LiL Marc and preliminary marketing. If adequate sales are realized, the Company will consider additional employees, primarily one or two persons with expertise in production/shipping and marketing, and possibly an administrative assistant.

Net Operating Loss

     The Company has accumulated approximately $13,400 of net operating loss carryforwards as of April 30, 1998, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carry-forwards expire in the year 2013. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1997 or the four month period ended April 30, 1998 because there is a 50% or greater chance that the carryforward will not be used. Accordingly, the potential tax benefit of the loss carryforward is offset by a valuation allowance of the same amount.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

     In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

          ITEM 3.   Description of Property

     The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

          ITEM 4.   Security Ownership of Certain Beneficial Owners and
          Management

     The following table sets forth information, to the best of the Company's knowledge, as of April 30, 1998, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.


 Name and Address        Amount and Nature of         Percent
of Beneficial Owner      Beneficial Ownership       of Class(1)

Alewine Limited               570,833                  34.0%
 Liability Company (2)
  3305 West Spring
  Mountain Rd. #60
  Las Vegas, NV 89102

Linda M. Bryson               570,833                  34.0%
 9980-96 Scripps Vista Way
 San Diego, CA 92131

All directors and officers    570,833                  34.0%
  a group (2 persons)

      *   Director and/or executive officer
          Note:     Unless otherwise indicated in the footnotes below, the
          Company has been advised that each person above has sole voting power over the shares indicated above.

               (1) Based upon 1,681,666 shares of Common Stock outstanding on April 30, 1998.

               (2) Alewine Limited Liability Company is a Nevada limited liability company ("Alewine") managed by George I. Norman
          III, the Company's President, through which his self-employment consulting business is conducted. Alewine is principally owned by a Norman family trust. By resolution of its members, Mr. Norman has voting and investment control over Alewine.

          ITEM 5.   Directors, Executive Officers, Promoters and Control
          Persons

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

           Name              Age            Position
     George I. Norman III     43        President, Chief Executive
                                         Officer and Director
     Laurie J. Norman         35        Secretary / Treasurer and
                                         Director
___________________________

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, consists of the two directors and exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

    None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the directors and/or officers, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

    The directors will initially devote their time to the Company's affairs on an "as needed" basis, the exact amount of which is undetermined at this time. George I. Norman III, currently devotes approximately 20 to 25 hours per week to the Company's business. If the Company begins to generate revenues, the Company's Secretary / Treasurer, Laurie Norman, will devote approximately 10 to 15 hours a week primarily as the Company's office manager. Both persons are prepared to increase the time they devote to the Company should such a need arise. Presently, there are no other persons whose activities are material to the Company's operations other than the Company's corporate counsel.

    The business experience of each of the persons listed above during the past five years is as follows:

    George I. Norman, III, age 43, attended the University of Utah from 1973 to 1975, studying general education, accounting, business and finance. Mr. Norman returned to the University in 1979 and continued his studies in humanities, science, and finance. Mr. Norman has been self-employed since 1979 in Salt Lake City, Utah, as a financial and marketing consultant. He is married to Laurie
J. Norman, the Company's Secretary-Treasurer.

    Laurie J. Norman, age 35, graduated in 1985 from Adams State College in Alamosa, Colorado, with a Bachelor of Science degree in biology. She studied German at the Goethe Institute in Murnau, Republic of Germany in 1990. Mrs. Norman has worked with children and adults as a ski instructor in the United States and New Zealand. She is currently employed at the Alta ski area in Utah, where she organizes a youth ski club and continues to teach skiing to adults and children. Mrs. Norman also worked in the main offices of the Alta ski resort. Laurie J. Norman is the wife of George I. Norman, III, the Company's president and founder.

         ITEM 6.  Executive Compensation

    The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Since the Company's inception, it has not paid any salaries or other compensation to its officers, directors or employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's two directors, who are the only employees, will accrue any compensation until such time as the Company is generating revenues from the sale of the LiL Marc.
Mr. Norman has agreed beginning May 1, 1998 to accrue his salary and will subsequently accept payment in either cash or in shares of the Company's Common Stock.

    It is contemplated that the Company will enter into an employment agreement with its President, George I. Norman III.
Mr. Norman is the founder of the Company and was instrumental in the Company acquiring the LiL Mar patent rights. He is considered vital to the ongoing business of the Company and therefore should be the subject of an employment agreement. It is anticipated that Mr. Norman's employment agreement will pay him a competitive wage with comparative benefits and an incentive bonus plan based on the success of the Company. No agreement has been effected as of the date hereof.

         ITEM 7.  Certain Relationships and Related Transactions

    During the Company's inception, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

    Initially, neither Mr. Norman, Mrs. Norman, nor any other person who may be elected an officer or director of the Company will devote more than a portion of their time to the affairs of the Company during their terms in office. Each has, and will continue to have, employment or business activities outside the Company. There will be occasions when the time requirements of the Company may conflict with the demands of the officers' other employment.
In this event, such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

    The Company rents office space from its President, George I Norman III, which facilities serve as the Company's principal place of business. Rent is payable at the rate of $450 per month which management believes is based on values relative to the existing market for similar facilities. Presently, the Company is not paying rent to Mr. Norman, rather the rent is being accrued to be paid at a time when the Company has sufficient capital to cover such expense. Mr. Norman has agreed to accrue the rent payments beginning May 1, 1998, and will subsequently accept payment in either cash or in shares of the Company's Common Stock.

    Prior to the Company being formed in 1997, Mr. Norman, through Alewine Limited Liability Company ("Alewine") which is managed by Mr. Norman, entered into a preliminary agreement with the inventor of LiL Marc to acquire the patent rights, name and production rights to LiL Marc. When the Company was formed, Mr. Norman assigned Alewine's rights to the agreement with the inventor to the Company in consideration for the Company issuing to Alewine 400,000 shares of the Company's Common Stock. Following the incorporation of the Company, the Company was able to complete the acquisition of the patent rights to LiL Marc. Alewine also made a $5,000 cash investment in the Company in 1997 for which it was issued an additional 666,666 shares of Common Stock.

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

         ITEM 8.  Description of Securities

Common Stock

    The Company is authorized to issue 5,000,000 shares of Common Stock, par value $.01 per share, of which 1,681,666 shares are issued and outstanding as of the date hereof. On September 4, 1997, the Company effected a forward stock split of its then issued and outstanding shares of Common Stock on a two (2) shares for one
(1) share basis. All references to the Company's Common Stock herein are in post-split shares. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

                             PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

    Prior to the filing of this registration statement, no shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. The Company's Common Stock is eligible to be traded in the over-the-counter market and quotations are published on the OTC Bulletin Board under the symbol "LILM", and in the National Quotation Bureau, Inc. "pink sheets" under LiL Marc, Inc. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service.

    The Company's Common Stock became eligible for trading on the OTC Bulletin Board during the first quarter of 1998. From February 1998 through May 11, 1998, the Company is aware of only four trades taking place it its Common Stock. The price of the trades ranged from $.10 to $.20 per share. Because to date there has been no meaningful trading market for the Company's Common Stock, historical price information is being omitted. Prices reported by the NQB represent prices between dealers, do not include retail markups, markdowns or commissions and do not represent actual transactions.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

    As of May 31, 1998 there were 60 holders of record of the Company's Common Stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Because of the sparse trading of the Company's securities and the absence of a meaningful bid and ask quotation, no trading history is presented herein.

    As of the date hereof, the Company has issued and outstanding 1,681,666 shares of common stock. Of this total, 1,066,666 shares were issued in a private transactions more than one year ago, and an additional 75,000 shares were issued in a private transaction on April 30, 1998. These 1,141,666 shares are deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend. The remaining 540,000 shares were issued in December 1997 following the Company's offering pursuant to Regulation D, Rule 504 of the Act. Certificates representing these 540,000 shares do not bear restrictive legends.

    Of the Company's total outstanding shares, 540,000 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. Of these 540,000 shares, the Company has identified no shares as being held by affiliates of the Company.

    The 1,141,666 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. Of this total, 495,833 shares may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

    The remaining 645,833 restricted shares may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

         ITEM 2.  Legal Proceedings

    There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

         ITEM 3.  Changes in and Disagreements With Accountants

    There have been no changes in or disagreements with accountants.

         ITEM 4.  Recent Sales of Unregistered Securities

    On November 30, 1997, the Company completed an offering of its Common Stock pursuant to the provisions of Regulation D, Rule 504 of the Act. Under the offering, the Company sold 540,000 shares of its Common Stock to a total of 58 persons and realized gross proceeds of $54,000. This offering was not registered under the Act, or registered or qualified under the securities laws of any state. All purchasers of the shares reside outside the United States. The offering of the shares was made in reliance upon the limited offering exemption from registration with the Securities and Exchange Commission as set forth in Rule 504 of Regulation D.

    Each purchaser was required to complete and sign a written Subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks. Pursuant to Rule 504(b)(1) of Regulation D, the provisions of Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504. Generally, Rule 502(d) provides that: "except as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired in a transaction under Section 4(2) of the Act and cannot be resold without registration under the Act or an exemption therefrom...."

    Because the Company's intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of the Company's Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

    The Company also issued 1,066,666 shares of its Common Stock to Alewine Limited Liability Company on April 25, 1997 in exchange for the right to acquire LiL Marc from the inventor and for cash. Alewine Limited Liability Company purchased for cash an additional 75,000 shares of Common Stock on April 30, 1998.

    With respect to the 1,141,666 shares issued to Alewine Limited Liability Company, the Company relied on the exemption from registration under the Act provided by Sections 4(2) and 4(6) of the Act. Certificates representing these shares must bear appropriate restrictive legends preventing their transfer except in accordance with the Act and the regulations promulgated thereunder. In addition, stop transfer instructions pertaining to these shares have been lodged with the Company's transfer agent. On March 30, 1998, Alewine transferred 570,833 shares to Linda M. Bryson in a private transaction. This transfer was not deemed to be a distribution and therefore exempt from the registration provisions of the Act pursuant to Section 4(1) of the Act. The 570,833 shares remain restricted securities.

         ITEM 5.  Indemnification of Directors and Officers

    As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

    The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.



    The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

    The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

    The Company has designated Pacific Stock Transfer Company,
P.,O. Box 93385, Las Vegas, Nevada 89193, as its transfer agent.

                             PART F/S

    The Company's financial statements for the fiscal year ended December 31, 1997 and the four month period ended April 30, 1998 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.

                 INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report . . . . . . . . . . . . . . . . .F-2

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . .  F-3

Statements of Operations . . . . . . . . . . . . . . . . . .  F-4

Statements of Stockholders' Equity . . . . . . . . . . . . .  F-5

Statements of Cash Flows . . . . . . . . . . . . . . . . . .  F-6

Notes to the Financial Statements  . . . . . . . . . . . . .  F-7

                   INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Lil Marc, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheets of Lil Marc, Inc. (a development stage company) as of April 30, 1998 and December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the four months ended April 30, 1998 and for the period from inception on April 22, 1997 through December 31, 1997 and April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Lil Marc, Inc. (a development stage company) as of April 30, 1998 and December 31, 1997 and the results of its operations and its cash flows for the four months ended April 30, 1998 and for the period from inception April 22, 1997 through December 31, 1997 and April 30, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going . As discussed in Note 4 to the financial statements, the Company has no operations and limited capital which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
May 11, 1998

                          LIL MARC, INC.
                 (A Development Stage Company)
                          Balance Sheets


                              ASSETS


                                                    April 30,     December 31,
                                                       1998           1997

  Cash and cash equivalents                        $   24,640     $  20,762
  Inventory (Note 2)                                     -             -

     Total Current Assets                              24,640        20,762

OTHER ASSETS

  Patent (Note 2)                                      22,442        24,352
  Organization cost                                       119           129

     Total Other Assets                                22,561        24,481

     TOTAL ASSETS                                  $   47,201    $   45,243


               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                                 $     -       $    1,337

     Total Current Liabilities                           -            1,337

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY

  Common stock; 5,000,000 shares authorized of $0.01
   par value, 1,681,666 and 1,606,666 shares issued
   and outstanding, respectively                       16,816        16,066
  Additional paid-in capital                           43,841        37,091
  Deficit accumulated during the development stage    (13,456)       (9,251)

     Total Stockholders' Equity                        47,201        43,906

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $     47,201  $   45,243

                          LIL MARC, INC.
                 (A Development Stage Company)
                     Statements of Operations

                                                      From          From
                                           For      Inception    Inception
                                       the Four    on April 22, on April 22,
                                     Months Ended  1997 Through 1997 Through
                                       April 30,   December 31,   April 30,
                                         1998           1997        1997

SALES                                 $     -        $     -     $     -

COST OF SALES                               -              -           -

GROSS MARGIN                                -              -           -

OPERATING EXPENSES

  General and administrative               2,285          4,032       6,317
  Amortization                             1,920          4,319       6,239

     Total Operating Expenses              4,205          8,351      12,556

     Loss from Operations                 (4,205)        (8,351)    (12,556)

OTHER INCOME (EXPENSE)

  Interest expense                          -              (900)       (900)

     Total Other Income (Expense)           -              (900)       (900)

NET LOSS                               $  (4,205)      $ (9,251)   $(13,456)

LOSS PER SHARE                         $   (0.00)      $  (0.00)

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                 1,606,871      1,606,666

                          LIL MARC, INC.
                 (A Development Stage Company)
                Statements of Stockholders' Equity

                                                                       Deficit
                                                                     Accumulated
                                                          Additional  During the
                                       Common Stock         Paid-in  Development
                                   Shares        Amount     Capital     Stage

Balance at inception                  -        $    -      $    -     $    -

Common stock issued for
 cash at $0.00 per share           666,666         6,666      (1,666)      -

Issuance of shares to acquire
 patent rights recorded at
 predecessor cost of $0.00 per
 share                            400,000          4,000      (1,000)      -

Issuance of 540,000 shares of
 common stock at $0.10 per share  540,000          5,400      48,600       -

Net loss from inception on
 April 22, 1997 through
 December 31, 1997                   -              -           -        (9,251)

Balance, December 31, 1997      1,606,666         16,066      37,091     (9,251)

Issuance of 75,000 shares of
 common stock at $0.10 per
 share                             75,000            750       6,750       -

Net loss for the four months
 ended April 30, 1998                -              -           -        (4,205)

Balance, April 30, 1998         1,681,666      $  16,816    $ 43,841   $(13,456)

                          LIL MARC, INC.
                 (A Development Stage Company)
                     Statements of Cash Flows

                                                          From        From
                                             For       Inception    Inception
                                          the Four    on April 22, on April 22,
                                        Months Ended  1997 Through  1997 Through
                                           April 30,  December 31,   April 30,
                                              1998        1997          1997
CASH FLOWS FROM OPERATING
 ACTIVITIES

  Net loss                                 $  (4,205)  $  (9,251)  $ (13,456)
  Adjustments to reconcile net income
   (loss) to net cash:
    Amortization                               1,920       4,319       6,239
  Changes in assets and liabilities:
    (Increase) decrease in inventory            -           -           -
    Increase (decrease) in accounts payable   (1,337)      1,337        -
    Increase in organization cost               -           (150)       (150)

     Net Cash Provided by Operating Activities(3,622)     (3,745)     (7,367)


CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of patent rights                     -        (28,650)    (28,650)

     Net Cash Used by Investing Activities      -        (28,650)    (28,650)


CASH FLOWS FROM FINANCING ACTIVITIES

  Stock offering costs                          -         (5,843)     (5,843)
  Common stock issued for cash                 7,500      59,000      66,500

    Net Cash Provided by Financing Activities  7,500      53,157      60,657

NET INCREASE (DECREASE) IN CASH                3,878      20,762      24,640

CASH AT BEGINNING OF PERIOD                   20,762        -           -

CASH AT END OF PERIOD                      $  24,640   $  20,762   $  24,640


SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

  Interest                                 $    -      $    -      $    -
  Income taxes                             $    -      $    -      $    -

NON CASH FINANCING ACTIVITIES:

  Patent rights and deferred interest
   acquired for common stock
   and assumption of note payable          $    -      $    -      $  30,000

                         LIL MARC, INC.
                 (A Development Stage Company)
                Notes to the Financial Statements
               April 30, 1998 and December 31, 1997


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

        Lil Marc, Inc. (a development stage company) (The Company) was incorporated under the laws of the State of Nevada on April 22, 1997. The Company was organized to engage in the marketing of the "Lil Marc" training urinal. The Company is considered a development stage company as defined in SFAS
    No. 7.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a.  Accounting Method

        The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

    b.  Loss Per Share

        The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

        c.  Provision for Taxes

        At April 30, 1998, the Company has not accrued income taxes because it has net operating loss carryovers of approximately $13,400 which expires in 2013.

    d.  Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    e.  Patents

        The Company purchased the patent for the "Lil Marc" training urinal. Amortization is computed on the straight line method over the estimated life of the patent of 5 years.
    Accumulated amortization at April 30, 1998 is $6,208.

                                               April 30,  December 31,
                                                  1998        1997

                               Patent         $  28,650   $  28,650
                               Amortization       6,208       4,298

                               Net            $  22,442   $  24,352

    f.  Organization Cost

    The Company incurred $150 of organization costs. The organization cost is amortized using the straight-line method over five years. Accumulated amortization at April
  30, 1998 is $31.

                          LIL MARC, INC.
                 (A Development Stage Company)
                Notes to the Financial Statements
               April 30, 1998 and December 31, 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    g.  Concentrations of Risk

    Sales

    The Company expects to generate revenue from sales of its products throughout the United States.

    h. Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    i.  Revenue Recognition

    Revenue is recognized upon and delivery of the "Lil Marc" training urinals.

    j. Inventory

    The Company's inventory of "Lil Marc" training urinals has been recorded at predecessor cost of $ -0-.

    k. Stock Offering Costs

    Costs incurred in connection with the Company's proposed stock offering have been capitalized and were charged to the proceeds of the offering upon its completion.

NOTE 3 - RELATED PARTY TRANSACTIONS

    The Company has issued 400,000 shares of its common stock to its shareholders for the assignment of the patent rights to the "Lil Marc" training urinal.

NOTE 4 - GOING CONCERN

    The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception on April 22, 1997 through April 30, 1998. The Company plans to significantly increase sales of its urinal training products. The officers of the Company have committed to covering its operating expenses in the interim.

NOTE 5 - COMMITMENTS AND CONTINGENCIES - ROYALTY PAYABLE

    The Company has agreed to pay a royalty of $0.25, for each training urinal sold, to the inventor of the "Lil Marc" product.

                          LIL MARC, INC.
                 (A Development Stage Company)
                Notes to the Financial Statements
               April 30, 1998 and December 31, 1997


NOTE 6 - FORWARD STOCK SPLIT

    On September 4, 1997, the shareholders' meeting approved a 2-for-1 forward stock split. The forward stock split is reflected in these financial statements on a retroactive basis.

NOTE 7 - PUBLIC OFFERING

    The Company offered to the public 1,000,000 shares of its authorized common stock at $0.10 per share. The costs of the offering have been charged to the proceeds of the offering. 540,000 shares were issued for $54,000 cash.

NOTE 8 - PRIVATE PLACEMENT

    The Company issued 75,000 shares of its common stock at $0.10 per share. 75,000 shares were issued for $7,500 cash.

                                 PART III


ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name

   3.1      Articles of Incorporation
   3.2      By-Laws of Registrant
               4.       See Exhibit No. 3.1, Articles of Incorporation,
            Article IV
              10.1      Patent Assignment Agreements
  27.       Financial Data Schedule
________________
  *         Previously filed

 2.         Description of Exhibits

    See Item I above.

                                SIGNATURES

    In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                   LIL MARC, INC.
                                   (Registrant)



Date: June 10, 1998           By:  /S/  George I. Norman III
                                         (Signature)
                                   GEORGE I. NORMAN III
                                    President